   Exhibit 99.3

Press Conference

“Infosys Press Conference”

July 14, 2021

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

Nilanjan Roy

Chief Financial Officer

Rishi Basu (Emcee)

Corporate Communications

JOURNALISTS

Mugdha Variyar

CNBC TV18

Poonam Saney

ET Now

Sharad Dubey

CNBC Awaaz

Sajeet Manghat

BloombergQuint

Kushal Gupta

Zee Business

Giriprakash K

The Hindu Business Line

Chandra Ranganathan

Moneycontrol

Shilpa Phadnis

The Times of India

Ayushman Baruah

Mint

Jochelle Mendonca

ET Prime

Alnoor Peermohamed

The Economic Times

Saritha Rai

Bloomberg

Sai Ishwar

Informist

Supriya Roy

TechCircle

Malavika Maloo

Enterprise Story

Rishi Basu

A very good evening everyone and welcome to Infosys’ first quarter results press conference. My name is Rishi, and I would like to welcome all of you on behalf of Infosys. Today, we are taking our very first step towards embracing the new normal with our very first hybrid event with all safety protocols and vaccination protocols followed. All our participants have been fully vaccinated and we are coming to you live from Infosys’ studio at our iconic Bengaluru campus with a hope that we all meet physically very soon. Before we commence, I want to take a moment to mention a few guidelines. Our friends from media, you will be on mute by default throughout this press conference, your name will be prompted and that is when you unmute yourself. We request one question from each media house to accommodate everybody over the next hour. In case you get disconnected, please rejoin using the same link. With that, let me invite our Chief Executive Officer, Mr. Salil Parekh for his opening remarks. Over to you Salil!

Salil Parekh

Thanks Rishi. Good afternoon. Thank you all for joining us today. I trust each of you and your families are safe and well. It is wonderful to be back on our campus and also to be with Pravin and Nilanjan in person after five quarters, of course at a safe social distance.

I am delighted to share with you, that we have had a landmark first quarter with robust YoY growth of 16.9% and sequential growth of 4.8% in constant currency terms. This is the fastest growth we have seen in 10 years. We continue to gain significant market share with this growth being essentially organic and especially in the area of digital transformation. This is a clear reflection of Infosys’ resilience and client relevance that has grown stronger with the unwavering commitments of our employees and our differentiated digital portfolio. I would like to thank all our employees for their incredible dedication especially during another testing period with the second COVID wave in India.

Some of the highlights of our results are:

1.	Our Digital business grew by 42% YoY and now constitutes 53.9% of our revenues.
2.	We had broad-based growth across all our sectors, service lines and geographies. Financial Services grew by 23%, Retail 22%, Life Sciences 21%, and Manufacturing 19%, the North America geography by 21%.
3.	Our large deals were at $2.6 bn, large deals are deals over $50mn in value.
4.	Operating margins were strong at 23.7%.
5.	We had tremendous focus on our employees especially related to their well-being and to new talent expansion. We had a net headcount increase of 8,000 attracting leading talent from the market. We remain comfortable with our ability to support our clients in their digital transformation journey.

With a strong start to the financial year, good large deals in Q1, strong pipeline, we are increasing our annual revenue guidance for growth from 12% to 14% moving up to 14% to 16% in constant currency. Our operating margin guidance remains unchanged at 22% to 24%. Let me pause here and hand it back to Rishi and then let us open it up for questions.

Rishi Basu

Thank you Salil. We will now open the floor for questions. Joining Salil are Mr. Pravin Rao, Chief Operating Officer, Infosys and Mr. Nilanjan Roy, Chief Financial Officer, Infosys. We will open with the first question and the first question is from Mugdha Variyar, who joins us from CNBC TV-18. Mugdha, please go ahead.

Mugdha Variyar

Hi Salil, Nilanjan, Pravin. Congrats on a very strong quarter. What a start to the fiscal year, your strongest growth in Q1 in a decade and Salil, let me come to you then. Is it the growth in Q1 that has given you the confidence to increase your revenue guidance and that too much higher than what a lot of the street was expecting and if you can tell us a little bit about your deal wins, the pricing that you are seeing now in the market and the tenure? And while your digital growth has been really strong, the core business seems to have degrown YoY. If you can tell us what is the weakness there in the core business? Nilanjan, let me come to the point about margins with you. If you can tell us what was the margin pressure which led the margins to be lower than what the street was estimating and going forward as well, you have called out a few headwinds when it comes to margins, if you can elaborate on that especially around talent retention, etc. And Nilanjan, a specific question about the India business because we did see that TCS had called out the impact from the India business. For Infosys the India revenue share is about 3%, I think, it has come down to 2.9% in this quarter. Did you see any impact of the second wave as part of your India business? Pravin, again on attrition, you did say that you will be hiring a lot of freshers etc., but when do we see the next salary hike, what will be the quantum of the salary hike and if you can just throw some light on the challenges you are facing now in terms of the supply side, given that you are seeing strong demand. And Pravin, of course lastly, I have to ask you about the income tax website issue, if it has been completely resolved, because the Finance Minister was in Bengaluru just two weeks ago, and she said, a few issues were still unresolved, if you can throw some light on that? Thank you.

Salil Parekh

Thanks, Mugdha for the questions. Let me start off. I think in terms of what we see in the market, the growth of course was very strong in the first quarter as you noted, we also see a good pipeline from where we are working with clients. We see that the digital transformation approach that our clients are looking for is something that we can support them with quite well and we also saw a good large deals numbers and wins in Q1. When you put all of that together, that gave us the confidence to increase our revenue growth guidance at the end of the first quarter. In terms of the pricing that you mentioned, we see the pricing to be reasonably stable. We do not see any real constraints in it at this stage or any differences from what we have seen in the past. Let me now pass it to Nilanjan.

Nilanjan Roy

So, the first question, Mugdha you had on margins, as you know, that last year we ended at 24.5%, and we had called out that there were a lot of one-off benefits we had received during the year. Some of them were discretionary in nature, like travel came off, facilities and other discretionary spends have been cut down and of course some expenses were deferred, things like salary hikes and promotions etc., and therefore when we called out our guidance for FY22 we had actually factored all that in and said it is going to be 22% to 24% versus a 24.5% of last year. Please keep in mind also the pre-pandemic sort of guidance was 21% to 23% so this was a step up as well from a guidance operating range and in 23.7% we are at the top end of that guidance. Having said that on a sequential basis, if you’ve seen, our margins are down from 24.5% to 23.7%, out of that we have got about a 10 basis points benefit of currency, we have got about 40 basis points benefit of utilization and this was offset by about 50 basis points of subcontractor and third party costs as demand has really ramped up and we have taken up subcontractor to fulfill the demand, and about balance 80 basis points is a combination of various employee-related costs whether it is retention, hiring, promotions, etc. So that is the broad margin walk on a sequential basis. We remain very, very confident in our 22% to 24%, band, we have a lot of operating levers on taking out costs, so that is a comfort zone for us. Your second question on India as mentioned, yes, India is a very, very small portion for us and I think both from a demand and a supply side, we have not seen any impact. I must call out the fantastic and dedicated work done by all the employees across the globe to ensuring that we are able to fulfill our demand during these trying times as well. In that sense India really didn’t impact us. Over to you Pravin!

Pravin Rao

Thanks, Nilanjan. Your first question was on attrition. Attrition for IT services that is voluntary attrition on an LTM basis has increased to 13.9%, it was 10.9% earlier. In some sense it is an area of concern, but at the same time, it is also a reflection of high demand environment out there, and shortage of supply. We expect this situation to continue for a couple of quarters till supply catches up. From our own perspective, as Salil mentioned, we have been able to backfill attrition as well as we had a net hiring of 8,000 this quarter. It is a clear reflection of the kind of brand that we have and the ability to attract the right talent. We will continue to focus on that. We have increased our campus hiring or the fresher hiring to 35,000 globally. We have already recruited more than 10,000 in this quarter, and we are also doing several other interventions. We already had one compensation increase in January and the second one is effective July we will be rolling it out. We have increased the number of promotions. There is a significant focus on retention there is lot of employee engagement initiatives, lot of focus on career growth, career opportunities for people and so on. So, this is something we will continue to do so and hopefully, over the next couple of quarters we should be able to come to terms with high attrition.

Your second question was on the income tax project. We are working hard to address all the issues raised with respect to the portal. Many of the issues raised around performance and stability have been addressed. With the result today, on an average we have 8-10 lakh people signing on to the portal and doing various activities. Many of the new functionalities like e-proceedings, TDS returns, some of the statutory forms and ITR, too, have been released. Today, we have about 10 lakhs ITRs filed so far. Yesterday, we had about 1 lakh ITRs filed in a single day. We have about 1.6 lakhs DSP registrations, we have close to 2 lakhs statutory forms filed, we had 31,000 e-proceedings response submitted. We have been able to address about 63.5 lakhs Aadhar-Pan linking requests and so on. So, as you can see, we have made some progress, but having said that we still have some ways to go. We have to address some of the intermittent issues we continue to face in some of the functionalities that are available. At the same time, we also have to rollout new functionalities as well. We are working very collaboratively with the Income Tax Department as well as other stakeholders. And it is our endeavor to address all these issues as expeditiously as possible. We have also added more bandwidth, we have invested in much more leadership, and I want to assure that this is the single largest priority for us today and we are hopeful to address the remaining concerns as well, as we roll out the remaining functionalities in due course.

Rishi Basu

Thank you, Mugdha. The next question is from Poonam Saney who joins us from ET Now. Poonam, please going ahead.

Poonam Saney

Thank you so much for taking my question. Salil congratulations firstly for a very strong quarter and to the entire team. Salil, the deal momentum has been fairly strong, what is the kind of nature of deals that you have seen during the quarter, give us more color on that? Are there more large and small deals and also what is the kind of momentum that you have seen across the verticals and geographies in terms of the deal momentum? Secondly, talk to us more about the opportunities that you are seeing on the M&A front. Pravin, my question to you is that Infosys has retained a 22% -24% margin band and you did mention that you have a good amount of margin levers there and hence the confidence on the margin front despite several headwinds. So, what are those operating levers that you have in terms of margin defence. And one more question to Salil is, what is the kind of market share gains that you have seen so far and what is the outlook ahead on the market share gains for you?

Salil Parekh

Thanks Poonam. I think starting off first with the discussion on the deals, it is a mix of deals in our large deals portfolio with mid-size and larger deals. We see a good pipeline, we see good ability to convert. The type of work really comes from areas which are focused on data and analytics, a lot of work in the cloud side and there is also more and more work that we are seeing, which is a core functionality, a core set of actions, and converting, modernizing them into much more digital capabilities. In terms of the sectors, we are seeing a good traction from the growth numbers across several of our sectors, in fact, all of our sectors have grown very nicely. But there is good deal pipeline also in what we see in financial services, in retail, in manufacturing, in life sciences, so those are sectors, utilities, where we see a good deal pipeline as well. Before Pravin takes the other question, I will come back to the third one.

On M&A our thinking is quite similar to what we have shared in the past- which is, first our focus is to look at things which help us accelerate what we are doing in digital. That is what our clients are looking for. Digital comprises of all of the elements, the Cloud, the IoT, the Cybersecurity, the data and so on, so those are areas we continue to look for and since there is a fit in terms of culture, there is a fit in terms of what we think we can do with the integration and then there is a fit in terms of how the value gets aligned. So those are really the same parameters and approach that we continue to look for in acquisitions. Pravin over to you.

Pravin Rao

On the margin levers, we have several levers. First one is driving higher efficiencies through adoption of lean and automation. This is something we have been doing for the last two years and there is still much more runway there. The second one is in the area of pyramid, role ratios and pyramid organization. Again, there are huge opportunities still left there. Third area is in pricing, particularly in the digital side, so that is an opportunity for us to drive higher pricing. These are in my mind some of the critical things. Right now, there are other levers which are probably optimized like typically utilization is a lever, but we are already highly optimized there, so there is not much scope in the short-term. Likewise, onsite-offshore ratio is also highly optimized, but three or four other levers which I talked about are some of the levers that are available for us to drive higher margins and we are extremely comfortable with the guidance of 22% to 24%.

Rishi Basu

Thank you, Poonam. The next question is from Sharad Dubey who joins us from CNBC Awaaz. Sharad, please go ahead.

Sharad Dubey

Good afternoon Salil Ji and management. Congratulations on extremely good numbers. How are the overall pricing trends and client confidence this quarter? What improvements are we seeing in the digital business and the cloud business? Question for Pravin - the wage hikes that have happened, is there a timeline in FY22 and what possible impact it could have on the margins given that travel is resuming, and the out-of-pocket expenses might increase. There is one more question - what are the hiring trends you are seeing? Your peers are doing extraordinary hiring and we are seeing a good growth momentum in the IT pack as well – can you please share your perspective on the same?

Salil Parekh

Thank you, Sharad. We very much see the demand which is focused on digital and cloud areas. Digital, itself grew at 42%. We also have our Infosys Cobalt set of capabilities, which has seen more and more traction with our clients, and we continue to expand that set of capabilities, we continue to build out more industry specific solutions and more artifacts which are being used by our clients as they look at their cloud journeys. Those are areas which are most in demand. The other side that we see - where there is a focus on operations and technology coming together and doing a complete transformation from a client’s business perspective and that is driving how it impacts their end customers or their employees or how they interact with their partner ecosystem. Those are places where we are seeing more and more traction. So overall the demand outlook looks quite good, and the pricing looks quite stable at the start of this financial year. Pravin, over to you.

Pravin Rao

On the compensation front, we did the first round of increments effective January of this year. We also announced the second round of increments which will be effective July of this year, so that is already underway. That is the compensation plan, and it is already factored in our margin guidance. Likewise, any increased travel due to relaxation on the COVID guidelines and so on, all those things have already been factored in from a margin perspective. In terms of hiring, we are looking at about 35,000 college-graduate hiring globally. We have already hired 10,000 this quarter and we will hire the remaining 25,000 over the next three quarters. We will continue to hire laterals as we have been doing in the past in addition to the college graduate hiring.

Rishi Basu

Thank you so much Sharad. The next question is from Sajeet Manghat from BloombergQuint. Sajeet, please go ahead.

Sajeet Manghat

Good set of numbers from your end. Salil, my question to you, in FY21 we saw you gathering nearly $14 bn of deal and $2.6 bn in Q1 of this year. Can you give us an idea of where is this deal coming from? Which regions this is coming from and what is the kind of pricing pressure that you may be facing here. Because even though deals are coming in at a much higher rates, we are not able to see that translate into higher margins and your margins are dependent on your domestic levers and efficiency levers, which are there, that is one question? For Nilanjan, you spoke the fact that you have wage hikes coming in. Can you give us an idea of when the discretionary spends with respect to travel and marketing expenses is kicking and if that kicks in, by what quarter we could see that impact coming into the EBIT margins going forward? For Pravin, a sense of some of the verticals how they are doing – BFSI, retail, and communication, are we seeing large deals coming in from there or is this just discretionary spends which is coming in from some of the clients?

Salil Parekh

Thanks for those questions. I will start off. I think what we see with the large deals as you shared, we had a good outcome last financial year at $14 bn, this quarter it is starting off well at $2.6 bn. We definitely see these deals being very much part of the change that our clients are looking for and that is what from our portfolio of services that the clients are leveraging. As I shared earlier, our pricing looks stable at this stage, in terms of how that translates to margin as Nilanjan was sharing, last year we had several one-offs where travel had come down where we had been extremely focused on many other costs as we entered the March, April, May timeframe. Many of those costs will start going up, for example, the salary increases and many other things we have done for the employees. As that has come in, that is where we see the outcome of 23.7% in the first quarter. We still see from a deal perspective a good outlook and this 23.7% is very much within the guidance that we had shared at the beginning of the year, and we continue to have confidence that we are in that guidance. With that let me pass it on to you, Pravin.

Pravin Rao

From an industry perspective, we have had a broad based growth. Seven of the eight industry verticals had double digit growth except communication and two of our largest verticals FS and retail had more than 20% YoY growth on constant currency basis. And if you look at from large deal perspective, we had 22 large deal wins this quarter, out of it, nine were in Financial Services, four each in Retail and Energy, Utility, Resources & Services, two in Manufacturing and one each in other verticals. So Financial Services obviously had standout growth this quarter and this is consistent with what we have seen in the past four to five quarters we have had industry leading growth. Growth has been led primarily in US and mostly in the subsegments of banking, mortgages, wealth, and retirement services. With economy opening up, we expect demand to come back in the payment space as well. We are seeing a lot of uptick on cloud adoption, and we are seeing lot of opportunities around cloud migration, cloud management, cloud platform implementations and so on. We are well positioned as the full-scale digital transformation player in this space.

We have also seen good uptick in demand in retail after a long time. With vaccination done and economy opening up in many of the major markets, we are seeing pent up demand coming to the fore. Consumers’ sentiment is turning positive. This augurs well for the retail sector. Clients are aggressively investing in accelerating their digital transformation initiatives. It is a great opportunity for us to help our clients in their omnichannel initiatives and compete with the digital initiatives. We are seeing good traction in this space as well.

While CMT has been soft on a YoY basis, on a sequential basis we are seeing good growth on the back of some of the large deal wins both in prior quarter and in the current quarter. In this space, there is a lot of focus on 5G, cybersecurity, edge computing, and some of the next gen technologies like IoT, AI and so on.

Energy, Utilities, was one of the softer quarters and we still see some softness in travel, hospitality, and also in energy space. However, we are slowly seeing some discretionary spend come back in this space. Here the focus is more on customer service transformation, legacy modernization, smart grid initiatives and so on.

Lastly, on the manufacturing, again we have had industry leading growth. We have had a tailwind of Daimler win in the previous quarter. We are doing extremely well in all the three subsegments of aerospace, automotive and industrial. Here I think we are seeing a lot of opportunities around ER&D, engineering, industrial IoT and so on. So net-net, the growth has been pretty much broad based.

Rishi Basu

Thank you, Sajeet. The next question is from Kushal Gupta from Zee Business who joins us an audio. Kushal please unmute yourself and ask your questions.

Kushal Gupta

My first question is to Mr. Parekh with regards to the digital revenue which we are having. It has gone almost to 54%, so currently like in terms of the market demand which is coming up, is it more about reaching may be Accenture level because going forward I think it would more be around digital, particular contracts which we are getting in terms of deals. I wanted to get clarity on that. Secondly to Mr. Rao, I would want to ask with vaccination now happening and people coming back to office, what is the percentage are we looking at going forward permanently as the hybrid model? And finally in terms of pricing, I would like to ask Mr. Roy about the pricing part, in which vertical can we put forward a price increase given the kind of demand which we are receiving may be from the Financial Services, so which vertical is the key growth area going forward for FY 22?

Salil Parekh

Thanks for your questions. I think on the first one with respect to digital, what we are seeing is that with all of the capabilities that we have built, one of the examples, we discussed earlier was on Infosys Cobalt on cloud. There are many others including on what we have done with artificial intelligence, what we are doing on machine learning, where we have strengths in data and analytics. We have today across the board a leading position in 48 categories that are tracked in the digital spectrum by independent market analysts. And that gives our clients the confidence to work with Infosys and to select Infosys for their most critical digital transformation programs. Where will this go, I think at this stage we are happy with the growth of 42%, the overall percentage having become 54% and we think this will continue because the client demand is very strong for digital. Now what we have in terms of capabilities, there is high level of relevance what our clients are looking for and we are building out the capacity in terms of all of our employees working for these areas. Our reskilling is going on to support these areas. So, from that perspective, we see a good future for the digital growth. Pravin, over to you.

Pravin Rao

In terms of work-from-office, today we have about 98% of employees working from home globally. In India it is much higher at 99%. In terms of vaccination as well, in India we have about close to 58% of our employees who have had at least one dose of vaccination. About 10% of the people have had both the doses, but in some of the markets like Europe and US and all, we have had a higher percentage of people getting vaccinated and we are slowly seeing the economy open up. So, we do expect in the course of this quarter some amount of increased number of people coming to office to work. So one thing is certain, that future will be hybrid, where people will have flexibility to work-from-home or work-from-office. It will depend on the people inclination, it will depend on the clients requirement and it will also depend on the nature of the product. From our perspective, we are very well equipped. In the past, we have demonstrated our ability to switch between work-from-office and work-from-home seamlessly, so we are pretty confident that we should be able to deal with this situation. It is very difficult to figure out what percentage of people would like to work-from-office or work-from-home, but only time will tell. Our efforts over the next couple of quarters will be to slowly start getting more and more people to come to office, even though it could be in a hybrid model.

Rishi Basu

Thank you Kushal. The next question is also on audio from Giriprakash from The Hindu Business Line. Giri please go ahead.

Giriprakash K

Good afternoon. Mr Parekh you did mention about the fact that this is perhaps the fastest growth in the last one decade. You have also increased the guidance as well, so just wanted to know whether this kind of growth is maintainable, given the fact that especially Europe and US offices have started reopening, pandemic has to a great extent retreated in several countries in Europe and US, do you think that this growth is maintainable?

Salil Parekh

There, the way we see it is today, the overall demand outlook as we engage with clients is very strong. To give you an example, I was in a discussion two weeks ago with a client where they are asking us to expand the work we do with them in a material way across a variety of their programs, some of them on Digital and others on other technologies. These are sorts of discussions, me, our colleagues, who are interacting with clients are having. So we feel comfortable with the economy coming back in many of the western markets that this will continue. Of course, what we have done with the guidance is for this financial year and that is the outlook that we share with the overall change or the digital transformation that many industries are going through is quite remarkable. Many companies, which were not in the digital space, not in the online space are now shifting at a rapid speed and those are areas where we can help and support them. Many companies that were native digital companies are also growing very fast where we can help and support them. So, from all of those perspectives today the demand looks very good.

Giriprakash K

Alright. Thank you Mr. Parekh.

Rishi Basu

Thank you Giri. The next question is from Chandra Ranganathan from Moneycontrol. Chandra please go ahead.

Chandra Ranganathan

Hi Salil, Pravin Nilanjan, qquestions for all of you. Salil, to begin with a lot of companies are talking about how the nature of contracts itself is changing. It is becoming larger, more transformative and they are now going back to the same plans getting renewals, they are getting bigger ticket size contracts and for longer durations? If you can weigh in on that? Secondly, I would also like your take on the series of internet IPOs that we are seeing in India, what you make of this new wave of wealth creation because Infosys has really been the gold standard when it comes to wealth creation for retail investors. Pravin, a couple of questions. You gave an update on vaccination. When we spoke to you in July you had mentioned 11,000 people were vaccinated? You will place an order for 1.2 mn doses to cover all employees and their dependents. So, can you give us a sense of whether you are getting the supply? How much till date? Also, in terms of attrition, have you changed it from annualized to LTM because the number for March is different compared to what you said last time so again can you take us through why you have sort of decided to do this? One last question on ITR.You mentioned that you know it is work-in-progress but why does Infosys struggle with government projects in general in India? Is it because the scope keeps changing for these projects because we have seen this in the past with MCA 21 and GST also. So, what is really the reason for this?

Salil Parekh

Thanks Chandra. Let me start off there. I think in terms of the type of deals that are going on with our clients are broadly across what we see in the market. We do not see that there is a change whether it is duration or the terms of going back to the same client to extend. Our approach is much more looking at what is the objective our clients are driving and what is the impact that we can have in helping them achieve that objective. So deals are of different sizes and different durations and we have not seen a shift if I look back over the last 24 to 36 months. Of course, during the very first days when COVID started off there was a change in what people were looking at. There was a lot more focus on cost efficiency, but as we progressed through this, there is an increased focus on digital transformation and those are the sorts of deals that we are seeing today. With that let me pass it on to Pravin.

Chandra Ranganathan

Salil your take on all the action we are seeing on the internet?

Salil Parekh

I think there I follow what I read in the papers and see on social media. This is very impressive what these companies are building and we wish them all the very best in what they are building. In any areas in the technology side that we can help, we will absolutely support them.

Pravin Rao

Chandra, on the vaccination front so far we have administered over 230,000 doses. About 120,000 plus employees have been covered. The remaining are the dependents. So this translates to about 59% of our employees having at least one single dose and about 10% of the employees having both the doses. We have already placed order for more than half a million doses. But today the issue is not about supply at least from our perspective, our issue has been about roughly 50% of our people are no longer in the cities where our DCs are. Their homes are in tier two and tier three cities and while we have tie ups with hospitals to administer vaccines for those people wherever they are required, they are also relying on vaccine available in their own regions and they are trying to get vaccinated. So from our perspective, we have not seen too much of issue with the supply. Our challenge has been how do you ensure 50% of our people who are in tier two and tier three cities get themselves vaccinated because they are dispersed across multiple cities and that is where our focus is on currently.

On the attrition front, earlier we used to do quarterly annualized. Now we have moved to last 12 month basis. So the numbers I gave are comparing relative to the last 12 months basis. This is the voluntary attrition for IT services. Last quarter, it was 10.9% and this quarter it has moved up to 13.9%. The reason we have shifted is when we look at all our peers, the majority of them are using LTM criteria so we thought it is good for us to also align with what seems to be the common standard in the industry.

On income tax, our focus is right now on trying to address the issues, fix it expeditiously. We have not really done a post-mortem. There will be time for us to do it much later so right now our focus is on that so at some point in time we have to really test out and figure out what happened and what can we do differently. As we have repeatedly said we are really proud of all these stuff that we do for India project and the kind of work that we do. It is not a question of not wanting to do, we are indeed open to do that and we want to do it, but we definitely need to look at what when wrong here and try to address it in the future.

Rishi Basu

Thank you Chandra. We will take the next question which is from Ayushman Baruah from Mint. Ayushman, please go ahead.

Ayushman Baruah

Hi Salil and team. First of all, a quick clarification, when you said, fastest growth in ten years, are you referring to YoY fastest growth in revenues? That is number one. Number two is that since a lot of these banks, etc., financial services institutions are actually setting up their own technology centers here in India or their GICs, are you actually kind of losing share of work to the GICs? Thank you.

Salil Parekh

Thanks for your question. I think on the first one, we are seeing both on a sequential basis and on a YoY basis. This growth is the fastest we have had in over a decade, so we are extremely delighted that, that is the way our clients are perceiving us.

On what some of the banks are doing as we shared in terms of setting up their centers, what we see is there is a tremendous amount of demand and especially in the banking sector but in several other sectors where also centers are set up, for example, retail, or Hi-Tech and there are projects which are done by those centers. In several cases, we actually are collaborating with the centers as they are scaling up to make sure that we support bank or retail company or others both in the western geographies as well as in India. So, today, we do not see that that is something that is taking away from the work that we are doing. There is a large amount of work that we still see that is coming straight from many of our clients and many of the projects that we do when we have centers, we collaborate with them as well.

Rishi Basu

Thanks, Ayushman. The next question is from Stuti Roy. Stuti has sent her questions on text. I will read out on Stuti’s behalf. The questions are for Salil. Two questions; the glitches in the IT portal seem to be continuing. The finance minister had held a review meeting with Infosys officials asking them to resolve them on priority, which are the issues or glitches that users still face on the portal and by when they are likely to be resolved completely? The next question, Infosys had initiated an internal investigation into an insider trading matter after markets regulator SEBI barred two of its employees from the securities market in that case. What is the update on that?

Salil Parekh

As Pravin had just shared on the income tax system situation, we are working extremely hard in making sure that all of the features are being delivered, we are working expeditiously. As Pravin shared, several of the functionalities are already working, there are a large number of returns that are being filed, statutory forms that are being uploaded, e-proceedings that are carrying on. And there is work done in making sure that all of the stability and the performance is coming together. We have also augmented the team and the project management. We feel all of this is moving ahead. There is some work that still needs to be done and we are confident that all of that will be done. We are working very closely with the Income Tax Department and with the Chartered Accountants Associations who have been kind enough to give their input and advice on this matter. Working jointly and collaboratively with all the stakeholders, we believe that all of these situations will be addressed in a step-by-step manner and all of the issues will be resolved.

In terms of the insider trading, this is something where the company Infosys is not a focus of any of the activity from SEBI. We are fully supporting in providing data and information and we will watch what the process entails and make sure we are in full compliance with all the guidelines and regulations. Infosys is not part as a company, of any enquiry or proceeding in this matter.

Rishi Basu

Thank you, Salil. The next question is from Jochelle Mendonca from ET Prime. The question is for Salil and Pravin. Can you give us a breakup on the large deal wins? How much was renewals versus net new deals? The second question is in terms of hiring from campuses, is Infosys looking at compacting its training programs to deploy this talent faster?

Pravin Rao

In terms of large deals, we had as we said $2.6 bn TCV, 22 large deals cutting across segments, 9 in Financial Services, 4 each in CRL and EURS, 2 in manufacturing and one each in other verticals. Geography wise we had 14 in Americas, five in Europe, two in Rest of the World and one in India and 30% is net new out of this large deal win.

The second one from a campus perspective as we said earlier, we are planning to recruit a total number of about 35,000 college graduates worldwide. Even in the past we have tried to look at accelerating the training duration and faster deployment for a specific set of college graduates. For instance, if someone has already been trained in computer science and if someone is a computer science graduate or someone has advanced technology experience, in those cases we have a much condensed training schedule so that they can be deployed on projects in a much quicker way. But, for people graduating in some of the other disciplines, we continue to take about nearly three-and-a-half to four months to complete the training duration. We believe that is important to lay a very strong foundation and at the end of it, they become pretty much productive in the projects.

Rishi Basu

Thank you, Pravin. The next question is from Sankalp Phartiyal from Reuters. Sankalp has sent his questions on text. He has a question for Salil and Pravin. Two questions again. The first question is regarding the opening up of the US economy, how is work coming back? Are big deals in the offing, if yes, which sectors? The second question, a third wave is predicated in India, are there any changes to the work from home model or to hiring?

Salil Parekh

Thanks Sankalp for those questions. I think you are absolutely right. The US geography, certainly many of the European markets are coming back very strongly. We see the economies opening up, through that we see a lot of demand for large programs which look at modernization, look at transformation, look at cloud or look at areas which are focused on data and analytics. We do see our large deals in all of these areas and especially when things have to be brought together where all of the capabilities have to work in conjunction, those are the sorts of deals where we have a real advantage where all of our thinking and approach of ‘One Infosys’ comes together. In terms of sectors, we see continuously good demand for those sorts of activities in Financial Services, Retail, consumer products has come back nicely. We see good demand on the Hi-Tech sector and that is an area which has tremendous potential going ahead. Many of the other sectors are also in good shape, but these are especially quite strong at this time. On the second one, Pravin, you want to take it?

Pravin Rao

I think the nature of the pandemic is, we will continue to see multiple waves because while India is expecting a third wave some of the geographies have already had the impact of the third wave and economies have started opening up. In the long run, getting majority of the population vaccinated and following safe practices at least for the near future is going to be the only solution. In the interim, the current way of working in hybrid model will probably remain true. So whatever we have been doing in the last four-five quarters in terms of hiring, working from home, those things still continue. In the past as well, between the first and second wave we had about 5% of the population come back to work, but when second wave triggered, we had most of them started working back from home, so we expect that trend to continue for some time. But our own expectation is over the next six months or so, assuming that the impact of any subsequent wave is minimal, we will probably expect maybe about 20% to 30% of the people to start coming to work-from-office. Again, this could vary from geography to geography and as I said earlier it will also depend on nature of project, client requirements, and individual preferences and so on.

Rishi Basu

Thank you, Salil. Thank you, Pravin. The next question is from Alnoor Peermohamed from The Economic Times. Alnoor joins us on the audio. Alnoor, please go ahead.

Alnoor Peermohamed

Good evening everyone. Thanks for taking my question. My question is to Salil. I would like to know what do you think will be the impact of the recently signed executive order by US President Joe Biden on the IT Services and Outsourcing Industry?

Salil Parekh

Alnoor, which specific order you are referring to?

Alnoor Peermohamed

The one to boost competition in the US - 72 specific orders on various industries including banks where they have talked about portability of data of consumers between banks. How could that sort of affect the IT Services industry?

Salil Parekh

I think the focus there as you mentioned was on the competitiveness of the US businesses. From our perspective, I do not know broadly about the sector, our own focus in that, is we are seeing that as those companies become more competitive, we will certainly benefit. In terms of data and protection, we are already very much supportive of the approach that various of our clients have taken within the insurance companies and the banks where this is a greatest impact. We feel we will be able to support them as they go through, some of the changes that may be required or that may come from this. But the details of this still are being worked out as you know and once they get worked out, we will get a sense of what the impact will be specifically for our clients and therefore how that will impact the changes that we have to do the work.

Rishi Basu

Thank you, Alnoor. The next question is from Saritha Rai from Bloomberg. Saritha, go ahead please.

Saritha Rai

My question to Salil is about the conversations that you are having with the clients. What are the reasons for optimism that you are seeing in particularly your major geography, the US as well as your major vertical, the BFSI segment? The question for Pravin is about challenges that you are facing in skilling, hiring and retaining employees just as you see the whole startup ecosystem and the SaaS startup ecosystem, there is a lot of activity in all of these, and these are the brands that compete with you on hiring, how do you expect to see hiring turnout in the coming quarters? And the last question again to Pravin, is about employees’ reluctance to come back to office, have you seen that or have you seen indications of that?

Salil Parekh

I think the first one, in my discussions especially with clients in Financial Services, there are different types of work that we are seeing. One is work that relates to the Financial Services companies looking to expand or get greater market share with their customer base. What we have learnt or what they have learnt through this last several quarters is when you leverage digital platforms and cloud, customer connect acquisition work becomes much more intuitive for their customers and we with our capabilities set on digital and cloud are able to support that. Another area that we see is focused on what clients in Financial Services want to do in terms of which specific partners they want to work with. We are seeing that with the extreme resilience that we have shown through the work-from-home move and even supporting clients through all of the changes in the past five, six quarters there is a tremendous benefit, and we see some discussions where we are getting more and more access to and work with some clients in Financial Services. The third area, there is a regulatory work that we see clients in Financial Services are doing and that requires more expansion and in many of those places, we are present. And the fourth is where the clients are looking to combine the operations and technology, transform the whole business, make it more efficient, but also much more digital and new age where they can engage with their employees or other customers in a more intuitive way and when that combines tech and ops again we find ourselves in the most strong position to support our clients because they see that we are able to bring everything together much more effectively as ‘One Infosys’. So, there are multiple areas in Financial Services and each sector has different aspects that we can see that help us to scale up. With that let me pass it to Pravin.

Pravin Rao

On the attrition front, you are right. It is a reflection of the strong demand environment and in addition to that, the startup is also very attractive place for many of our employees and with more and more of unicorns out there, that sector is now also an increasing focus for some of our employees. So obviously that is something we are dealing with. From our perspective, there is a two-pronged approach - one is we are doing our best to retain people, we are trying to articulate the value proposition, the kind of investments we are doing in terms of their own career, in ensuring that they are digitally ready, future ready and so on, we are talking about the inclusive culture that we have in the organization and there are lot of other investments around employee in terms of job rotation, billing and so on, so those are some of the things we are trying to articulate and there is a lot of deep engagement and lot of focus on retaining employees. At the same time, we are also looking at attracting new talent as well. One of our biggest strengths has been our ability to recruit college graduates, train them and then deploy them in a productive manner and from that perspective we are one of the most attractive brands in the country and our ability to attract this kind of talent is very high. Even this quarter with higher attrition we have not only been able to backfill attrition, but we have also had 8,000 of net hire. So, that is the reflection of our ability to also recruit talent, upscale, train them and deploy them and further, so that is the other area we will focus on.

In terms of employee’s willingness to come back to work, in some sense you are right, there is some sense of hesitancy in terms of employees wanting to return to work. Primarily most of it is around safety concerns and so on and it also varies from geography to geography. One of the things, we have realized is where people are in the same city as where our campuses are located, there I think there is much more willingness for people to come. They are looking at some kind of flexibility rather than a big bang approach and which we are also trying to do in a phased manner, but our challenges mostly for people who are no longer in tier-1 cities where our campuses are, they have gone back to their home towns which will be in tier-2, tier-3 cities there, there is a greater deal of reluctance because they are not sure whether there will be an advent of third wave, whether they have to sit back to work-from-home and so on. So I think there is a bigger deal of reluctance from that set of population. Our own sense is this requires some amount of pain management and we have to do it in a very phased manner, so our approach is to first start small 8 to 12 weeks, encourage people who are willing to come on a voluntary basis and creating that safe environment and giving them assurance, creating trust between the employees that they have a safe environment to work on and based on that learning we will fine tune it and we are confident over the course of the next three to six months we should be able to address any concerns employees have and encourage them to come back to office as required depending on the nature of work.

Rishi Basu

The next question is from Sai Ishwar from The Informist. Sai is joining us on audio, Sai please go ahead.

Sai Ishwar

Good evening just one question to Salil Sir, could you throw some light on the annual budgets because compared to last year, in the middle of last year we had the pandemic, so do you see some of those spends of your clients flowing into this year and also could you actually tell us are these spends more in the areas of cost optimization kind of deals, which might taper down once the pandemic normalizes?

Salil Parekh

Thanks for the question. The way we are seeing today, first there were some constraints, as you rightly point out last year in the budget but that very quickly gave way to what you describe as the efficiency cost discussions, but there was also a discussion on what can we do to change our business in terms of becoming much more online, much more digital, much more connected, so that they could expand their own connects in the market. Today, what we are seeing is that both of those continue, there is a huge focus and through our work on automation and artificial intelligence we are at the forefront of helping our clients, be much more efficient with respect to the tech spend. There is also the focus on building out new capabilities on their side, which allow them to be more fluid in the digital online environment. Some of that is a cost, some of that is a spend for them but a lot of that is also becoming an investment for them. So, it is a different way that they are looking at technology and that is partially why we see some of the boost because once large companies look at technology also as an investment it is a completely different pool from which they are looking to do their investment and then the returns that they are looking on it in terms of market growth or business repositioning or efficiency, which is the outcome that they are getting. So those are the changes that we are seeing in the way the budgets are evolving.

Rishi Basu-

Thank you, Sai. The next question is from Supriya Roy who joins us from TechCircle. Supriya please go ahead.

Supriya Roy

Hi gentlemen. I want to know what fraction of the India business in this June quarter has been coming from the government sector in the country and if you could compare that to the June quarter the previous year. I understand the pricing is not quite affected by the volatility of the macroeconomic conditions right now, but how does the changing demands of the India clients that you have now and the kind of clients that you want to have in the near future who want to retain the pricing that you have in the India market, given again the whole backdrop of COVID-19 situation. The second question is - I want to revisit the problem statement on attrition Pravin did mention that as and when supply does catch up there will be better opportunities. So could you just elaborate on what supply catching up is he referring to there as well, and I also want to further define the problem statement with there are lot of these media reports which go onto show data that lot of these heavily backed startups in the country are paying good engineers to the tune of as much as over maybe Rs.1 Crore 11 lakhs per annum and then you have engineers with two to three years of experience earning as much as Rs.52 lakhs or Rs.53 lakhs at these heavily backed startups on per annum basis. So how is Infosys’ approach beyond fresher hiring going to capture this sort of talent pool that the startups are well positioned to train as well as go on to balance the same excellent operating margin that are currently sustaining?

Salil Parekh

Let me start off and then Pravin and Nilanjan may join in. On the India business what you mentioned, as you know, and Nilanjan was sharing earlier, India business is small part just under 3% of our revenue. We do not split out within that any of the sectors and what the percentage of that sector is, nor do we split out separately the pricing in that, suffice it to say what Nilanjan was sharing that we had a growth in all of our geographies including in our India geography in Q1. We of course, as all of us did, had an intense impact of the second wave and nonetheless our work there continued in many ways.

In terms of attrition, let me start off and then of course Pravin will jump in. The thinking that we have there is we want to make sure that we do everything that we are doing, keeping employees in the forefront. Pravin mentioned number of different factors that we are looking at. Of course we have done a lot of work as Pravin and Nilanjan both mentioned- with the January increase in compensation with the one that kicks in, in July one with a lot of activity on promotions, all of those things are part of work we are driving with respect to making sure that we are an extremely attractive company for talent. Again, as Pravin mentioned, and I had shared earlier we had a net hiring of 8,000 people, so we continue to make sure that we fulfill the demand that we are seeing in front of us. In terms of what you said about the startups and some of the salary points, what we see today is that we have an extremely good training environment, what Pravin referenced earlier, three to four months, we also have a career path which is long with lots of interesting projects, and we are able to attract employees into that talent mix. Of course, we also are looking at what we are doing with compensation, we are also doing things which gives special bonuses where there are digital skills involved and we work with all of our employees to make sure that holistically both from an engagement perspective, team perspective and compensation perspective and training, we are doing everything that supports them. Pravin, is there anything else that you would like to add?

Pravin Rao

I think one clarification you wanted was around the supply. If you remember whole of last year, the growth for the industry was muted, people had stopped hiring and many of the campus hires’ joining date was deferred. Only in the last quarter or so, with growth coming back people have started to resume hiring and many of the deferred candidates are being asked to join the company. There is a lead time because we have to hire, we have to train them, this training could be four to five months before we can deploy them on the project. So that is what I meant supply catching up, more people we hire, college graduates, train them and deploy them in projects then when the whole situation will ease and we will be able to meet with demand in a much more comfortable way so that is what I was referring from a supply perspective.

Other question on the startup, as Salil mentioned we also have couple of specialist teams, one we call power programmer and the other one is called digital specialist. We hire people into these streams that have significantly higher compensation than what we do for normal college graduate. So, that is one way of for us to attract the right talent and we deploy these people on some of the most challenging projects which are very attractive for these people as well. So that is other way we tried to also try to compete and try to get the best of the candidates out there.

Rishi Basu

Thank you, Supriya. The next question is from Malavika Maloo from Enterprise Story.

Malavika Maloo

As you have been talking about retaining talent and hiring, you also said that you will be looking for better compensation packages and other programs, so do you see the cost of retaining and hiring talent to go up in the coming quarters, especially given that there is a shortage of supply and what are the other challenges you are facing in this area? My second question has to do with ESG. Are you seeing any factors of ESG which clients are considering while signing deals and if yes, how do you plan on taking that into account and how do you plan to improve your ESG factors? Thank you.

Salil Parekh

Thanks for those questions. The first one with respect to talent, compensation, and cost as Nilanjan had shared earlier these are things that we have factored in as we look at our cost outlook for the full year, we have already worked with compensation increase, which was rolled out in January, another one which is rolled out in July, there are other mechanisms through promotions, through different approaches, which we have done on retentions and as we bring talent in. Yes, all of those are costs, but those have been factored in as we provide our guidance for the full year, which is operating margin of 22% to 24% .There are many other levers which we use as some of them that we have discussed here for example how we work with subcontractors, how we work with role ratios in pyramid, what we do in terms of digital value with our clients which will help us to make sure that the overall cost and margin equation is how we have committed and how we have forecasted in terms of the market.

For the ESG, I will request Nilanjan to give a view on that please.

Nilanjan Roy

As you all know we actually rolled out our ESG 2030 vision in October last year and fundamentally we realized that our sustainability has to address all stakeholders - our clients, our shareholders, our employees, the community we work in and therefore it is a very holistic ESG vision. Specifically, we have also seen that supply chain for many of our clients and when we are the vendors for them, they are very interested in our ESG practices and sustainability practices. In fact in Europe, it is very common for clients to ask us about ESG ratings in global indices. So absolutely this is more and more going to be a long part and a large part in the decision making as well and I think our credentials over the last 40 years around this is very high. We have recently been rated by one of the largest Indian rating houses last month as a number one company across India in our ESG practices.

Rishi Basu

Thank you, Malavika. The next question is from Shilpa. Shilpa go ahead, please.

Shilpa Phadnis - Times of India

Your offshore effort increased to 76% that is significantly higher and the recent ISG finding shows that the supply side talent crunch is not impacting the pricing of contracts, so do you think the automation is causing this decoupling and second question is on attrition, hiring new talent and rehiring some of them and backfilling them, would mean higher cost especially when there is a war for technology talent, if we can talk about what kind of retention measures have really worked, not just for top performers. There is also widening MRE employee gap to the management, are the benefits more skewed towards senior management and not the junior employees? Thank you.

Salil Parekh

On the first one, the point with respect to attrition, I think the focus there in terms of how we work and make sure that we are fulfilling client need is what Pravin was sharing earlier. We have a program which allows us to bring in a lot of employees, that we have now set a target for 35,000 college graduates worldwide that will join us and be deployed. We also have different mechanisms which are focused on making sure that all of the employees have a much greater engagement, a clear career path, a lot more of focus on reskilling, as we move to the digital skill sets, a specialized program where there are digital tags which enable employees to get specialized bonuses, compensation, projects and of course the focus that we discussed on promotions. We think all of these things help us as we shared earlier with the net increase of 8,000 employees in the quarter to demonstrate that our brand, our approach to bringing talent in is still extremely relevant and therefore we are able to fulfill what our client needs are and grow at the pace at which we are growing here.

Rishi Basu

Thank you, Shilpa. The last question for this evening has been sent by Maya Sharma from NDTV and I am going to read out her question gentlemen. One of you can choose to respond to it. In response to the ongoing Zomato IPO and all the new recent unicorns, broadly what does this mean for the startup sector in India?

Salil Parekh

So, let me take that and others may have a view. I think it is incredible to see the success of all of these companies, many of them which are based on technology and of course in the way that they leverage it in the digital ecosystem. I think it is going to give a lot of boost to all technology businesses within the country and of course give a boost to much more innovation that we see coming over the years increasingly coming from India.

Rishi Basu

Thank you Salil. With that we come to the end of the Q&A session. We thank our friends from Media for being part of this press conference and thank you Salil, thank you Pravin, and thank you Nilanjan for being here. Before we conclude, please note that the archived webcast of this conference will be available on our YouTube channel and our website later today. Thank you once again for joining us and have a great evening.